UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
JULY 10, 2008

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Security With Advanced Technology, Inc.
File No. 1-32566 - CF#21456

   Security With Advanced Technology, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibit to a Form 8-K filed on January 4, 2008, as modified by the same contract refiled with fewer redactions as Exhibit 4.1 to the Security With Advanced Technology, Inc. Form 8-K/A filed on July 2, 2008.

   Based on representations by Security With Advanced Technology, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

     Exhibit 4.1   through January 3, 2018

   For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

           David L. Orlic
           Special Counsel